Exhibit 99.1

RIO ALTO ANNOUNCES NET INCOME OF US$30.8 MILLION FOR 2013 and INCREASES PRODUCTION GUIDANCE FOR 2014

For Immediate Release	March 28, 2014

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM) announces that for 2013 net income amounted to $30.8 million or $0.17 per share and that cash flow from operating activities was $77.4 million. For the fourth quarter of 2013 net income amounted to $10.0 million or $0.06 per share and cash flow from operating activities was $16.6 million.

Rio Alto is also increasing its 2014 gold production guidance from a range of 190,000 to 210,000 ounces to a range of 200,000 to 220,000 ounces.

Alex Black, President & CEO commented “Despite a more than 20% decline in the gold price during 2013, Rio Alto had a successful year. I am pleased to report a few of our achievements including:

Net income of $31 million;

Cash flow from operations of $77 million;

An increase in gold oxide reserves of 22% to 1 million ounces after mining depletion of more than 260,000 ounces; and

Implementation of mining and other efficiencies that will lead to lower production costs in 2014.”

The Company also reports that it has filed a NI 43-101 Technical Report with an effective date of December 31, 2013 (the “Technical Report”) updating the resources and reserves of the La Arena Gold Oxide mine and has filed its annual report on Form 40-F with the U.S. Securities and Exchange Commission, consisting of the Company's 2013 annual audited consolidated financial statements, management's discussion and analysis and annual information form (“AIF”). These filings are available for viewing and retrieval through Edgar at www.sec.gov.

The Technical Report, the AIF and the 2013 annual audited consolidated financial statements and management's discussion and analysis have also been filed by the Company with the applicable Canadian regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Company's annual filings are also available on the Company's website at www.rioaltomining.com. Hard copies of the annual audited consolidated financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:
Alex Black		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com